UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-38514

Puxin Limited (In Official Liquidation)

5/F, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District

Beijing 100080, the People’s Republic of China

+86 10 8260 5578

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE OF APPOINTMENT OF JOINT OFFICIAL LIQUIDATORS

Puxin Limited (In Official Liquidation) (the “Company”)

On April 29, 2022, subsequent to the filing of a creditors’ petition dated November 12, 2021 (the “Petition”) in the Grand Court of the Cayman Islands (the “Cayman Court”), the Cayman Court ordered that Puxin Limited be wound up in accordance with the Cayman Islands Companies Act (the “Cayman Order”). The Cayman Court further ordered that Mr. Simon Richard Conway of PwC Corporate Finance & Recovery (Cayman) Limited, P.O. Box 258, 18 Forum Lane, Camana Bay, P.O. Box 258 Grand Cayman, Cayman Islands, KY1-1104, together with Mr. Man Chun So and Mr. Yat Kit Jong of PricewaterhouseCoopers Limited, 20/F Prince’s Building, Central, Hong Kong, be appointed as Joint Official Liquidators of the Company. Subsequently, the registered office of the Company has been changed to P.O. Box 258, 18 Forum Lane, Grand Cayman KY1-1104.

Trading of the American depositary shares representing the Company’s ordinary shares has been suspended by the New York Stock Exchange as of May 3, 2022, following receipt of notice of the appointment of the Joint Official Liquidators and it should be noted that, pursuant to section 99 of the Cayman Islands Companies Act 2022 and Order 19, Rule 4 of the Cayman Islands Companies Winding Up Rules 2018, acquisitions and disposals of the shares in a company subject to a winding up order are only permissible subject to the provision of a validation order from the Cayman Court, on request of a company’s liquidators.

Consequently, by virtue of the Joint Official Liquidators’ appointment, no acquisition or disposal of the Company’s shares on the NYSE, from April 29, 2022 onward will be considered valid, unless otherwise agreed to by the Joint Official Liquidators and subsequently, sanctioned by Cayman Court.

The Joint Official Liquidators advise that they are in the process of investigating the Company’s financial position and are not presently able to comment on its future prospects.

Further disclosures will be made in due course; however, it should be noted that the liquidation of the Company represents a formal insolvency process and that, pursuant to Cayman Islands law, ordinary equity holders rank behind unsecured creditors in the statutory priority of payments, in the event that distributable assets are recovered.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited (In Official Liquidation)

Date: May 10, 2022	By:	/s/ Simon Richard Conway
Name: Simon Richard Conway
Title: Joint Official Liquidator